EXHIBIT 99.1

For Release Thursday, June 4, 2015; 7:00 AM ET

CYBERONICS REPORTS QUARTER AND ANNUAL RESULTS

Fiscal 2015 Net Sales of $292 million
Record Adjusted Operating Income
Continued Strong International Results
AspireSR® U.S. Regulatory Approval

HOUSTON, Texas, June 4, 2015 -- Cyberonics, Inc. (NASDAQ:CYBX) today announced results for the fourth quarter and fiscal year ended April 24, 2015.

Annual highlights1

Operating results for fiscal 2015 compared to fiscal 2014, and other achievements to date include:

•	Worldwide sales of $291.6 million, a constant currency increase of 6.8% over prior year sales, excluding the single-country order and license fee from prior year sales;

•	Worldwide unit sales of 14,515, an increase of 5.5% over prior year unit sales, as adjusted;

•	International unit sales reached a record 4,665 units, a 15.4% increase over the FY14 international unit sales adjusted for the single-country order;

•	Record adjusted non-GAAP income from operations of $99.5 million, an increase of 15.7%;

•	Adjusted non-GAAP income from operations margin of 34.1%;

•	Adjusted non-GAAP income per diluted share increased by 21.4% to $2.44;

1 The financial and operating results for the thirteen weeks, and fifty-two weeks, ended April 24, 2015 and April 25, 2014 include and exclude certain items for the purposes of non-GAAP comparisons. As discussed below under “Use of Non-GAAP Financial Measures,” in this release, the company refers to and makes comparisons with certain non-GAAP financial measures including adjusted non-GAAP net sales, adjusted non-GAAP income from operations, adjusted non-GAAP net income and adjusted non-GAAP income per diluted share, and adjusted EBITDA. Investors should consider non-GAAP measures in addition to, and not as a substitute for or superior to, financial performance measures prepared in accordance with GAAP. Please refer to the attached non-GAAP reconciliation. Numbers may be affected by rounding.

•	Sales of AspireSR® generator reached 15% of all international unit sales in the first full year during a staged launch;

•	U.S. Food & Drug Administration (“FDA”) approval of the AspireSR generator;

•	CE Mark approval, and first commercial implant, of the VITARIA™ generator, which provides Autonomic Regulation Therapy (“ART”) for chronic heart failure;

•	First shipments from the new international manufacturing facility in Costa Rica; and

•	Share repurchases on the open market of 0.9 million shares for $49 million.

Quarterly highlights1

Operating results for the fourth quarter of fiscal 2015 compared to the fourth quarter of fiscal 2014, and other achievements, include:

•	Worldwide net sales of $74.1 million, a constant currency increase of 5.0% over sales adjusted for the prior year to exclude the single-country order;

•	U.S. net product sales of $59.4 million, an increase of 2.0% over the comparable quarter of the prior year;

•	International net sales of $14.7 million, an increase of 17.5% on a constant currency basis over sales adjusted for the single-country order;

•	Record worldwide unit sales of 3,753;

•	Record international unit sales of 1,320 units, an 18.4% increase over sales adjusted for the single-country order;

•	Adjusted non-GAAP income from operations increased by 13.1% to a record $26.5 million;

•	Adjusted non-GAAP income per diluted share of $0.64 compared with adjusted non-GAAP income per diluted share of $0.55, an increase of 16.4%; and

•	Our first direct employee in Japan started in April.

Results and objectives

“For the seventh consecutive year, the Cyberonics team delivered record net sales and operating income,” commented Dan Moore, Cyberonics’ President and Chief Executive Officer.  “We are pleased to report continuation of our consistent multi-year sales and profit growth.  We achieved our two most important regulatory approvals with the recent announcement of our U.S. approval for the AspireSR generator, along with the CE Mark approval of the VITARIA™ generator announced earlier this year.  These two products provide a solid foundation for continued growth for the company.

“With the additional opportunities arising from the pending merger with Sorin, expected to close by the end of September 2015, we plan to increase our efforts to bring these important products to patients with epilepsy and CHF.  In advance of the expected closing of our proposed merger, we made several changes to senior management at the start of the 2016 fiscal year.

•	Jason Richey, Vice President and General Manager International, has assumed responsibility for all U.S. commercial activity, including sales, marketing and reimbursement.

•
Mark Verratti, Vice President for Worldwide Sales, will assume the International role from Jason, and in addition, be responsible for planning the international commercial integration, as well as international CHF commercialization.

•	Sherrie Perkins, Vice President, New Business Development, has assumed the Project Manager role on the integration team.

“Both Jason and Mark will report directly to Rohan Hoare, Chief Operating Officer.  Jason’s experience with the launch of the AspireSR generator in Europe and EMMEA brings significant benefit to the U.S. sales team as we launch this new, technologically-advanced product in our largest market.

“Further, we are pleased to announce the addition of John Murphy, Ph.D., as Vice President, Research & Development.  John has more than 19 years of relevant product design and engineering experience at large medical device companies and in a range of industries, including telecommunications and defense-related companies.  In his most recent company, John’s positions included Vice President, R&D, Neuromodulation; Vice President, Hardware Engineering Implantable Electrical Systems Division (IESD); and Vice President, Electrical Engineering & Power Component for IESD.

“International growth continued its strong trajectory, with adjusted revenue growth for fiscal 2015 of approximately 17% on a constant currency basis, and all regions achieving very robust sales growth.  The AspireSR generator provided a significant contribution, with penetration increasing substantially as the year progressed.  The AspireSR generator accounted for 17% of all international unit sales in the third quarter and grew to 23% in the fourth quarter.  We are especially pleased that in U.K. and Germany, where the product was initially launched, the AspireSR generator accounted for over 50% of unit sales in the fourth quarter, and many accounts have converted all their purchases to the new generator.

“Our U.S. sales were disappointing for the year, with new-patient activity weaker than planned.  We expect significant improvement in fiscal 2016 following a refocused approach under Jason Richey’s leadership and are also excited that AspireSR will now be available for our sales force.

“We have also made progress with the ProGuardian™ product, and recently shipped the first systems to the U.K. to commence a limited market evaluation, now underway.  Following an internal review of the Centro™ generator, we concluded that additional design improvements were warranted.  As a result of the decision to redesign the product, we wrote-down some of the assets associated with the original Centro program.  As evidenced in cardiac rhythm management, we continue to believe that the functionality of a wireless-enabled generator will be important addition to our future product offering.

“With the previously announced CE Mark approval to market the VITARIA System in Europe to treat patients suffering from chronic heart failure, we initiated a limited commercial launch and achieved our first commercial implant.  We formed a dedicated sales team to market this new product in Europe.  Our second study, ANTHEM-HFpEF, focused on heart failure patients with preserved ejection fraction, is also progressing,” concluded Mr. Moore.

Stock Repurchase Update

Cyberonics purchased 875,000 shares for $49 million on the open market in fiscal 2015.  This program was suspended after the announcement of our proposed merger with Sorin S.p.A. on February 26, 2015.

Fiscal 2016 guidance

We are not providing revenue or operating income guidance for fiscal year 2016 as a result of potential disclosure obligations imposed by the UK Listing Authority, arising from our proposed merger with Sorin S.p.A., as well as a planned change in our fiscal year end following the closing of the proposed merger.  With the launch of the VITARIA generator in Europe and the launch of the AspireSR generator in the U.S. market, we have confidence that, on a constant currency basis, sales growth rates will be higher in fiscal 2016 than in the recently completed fiscal year and more in line with our historical averages.

Use of non-GAAP financial measures

In this press announcement, management has disclosed financial measurements that present financial information not in accordance with Generally Accepted Accounting Principles (GAAP).  These measurements are not a substitute for GAAP measurements, although company management uses these measurements as aids in monitoring the company’s ongoing financial performance from quarter to quarter and year to year on a regular basis and for benchmarking against other medical technology companies.  Adjusted non-GAAP net sales, adjusted non-GAAP income from operations, adjusted non-GAAP net income and adjusted non-GAAP income per diluted share measure the net sales, income from operations, net income and income per diluted share, respectively, of the company, excluding unusual items.  Management uses and presents these measures because management believes that such adjustments facilitate an understanding of the financial impact of unusual items on the company’s short- and long-term financial trends.  Management also uses adjusted non-GAAP items to forecast and to evaluate the operational performance of the company, as well as to compare results of current periods to prior periods on a consistent basis.  Adjusted earnings before interest, tax, depreciation and amortization (EBITDA) measures the adjusted non-GAAP income from operations of the company and excludes the aforementioned items, as well as non-cash equity compensation and other income (expense) items.

Non-GAAP financial measures used by the company may be calculated differently from, and therefore may not be comparable to, similarly-titled measures used by other companies.  Investors should consider non-GAAP measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.

Please refer to the attached reconciliations between GAAP and non-GAAP financial measures.

Fourth-Quarter Results Webcast and Conference Call Instructions

Cyberonics will host a conference call today, June 4, 2015, beginning at 8:00 a.m. Central Time (9:00 a.m. Eastern Time) to review its results of operations for the fiscal year 2015 fourth quarter, and annual results, followed by a question and answer session.

The conference call will be available to interested parties through a live audio webcast in the Investor Relations section of Cyberonics’ corporate website at http://www.cyberonics.com.  To listen to the conference call live by telephone, dial 877-638-4557 (if dialing from within the U.S.) or 914-495-8522 (if dialing from outside the U.S.).  The conference ID is 32810065.

Within 24 hours of the webcast, a replay will be available under the “Events & Presentations” section of the Investor Relations portion of the Cyberonics website, where it will be archived and accessible for approximately 12 months.

About Cyberonics, Inc. and the VNS Therapy® System

Cyberonics, Inc. is a medical device company with core expertise in neuromodulation.  The company developed and markets the VNS Therapy System, which is FDA-approved for the treatment of medically refractory epilepsy and treatment-resistant depression.  The VNS Therapy System uses an implanted medical device that delivers pulsed electrical signals to the vagus nerve.  Cyberonics offers the VNS Therapy System in selected markets worldwide. Cyberonics also has CE Mark for the VITARIA System, which provides autonomic regulation therapy for the treatment of chronic heart failure.

Additional information on Cyberonics and the VNS Therapy System is available at www.cyberonics.com.

Important Information for Investors and Shareholders

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed merger transactions involving Cyberonics Inc. (“Cyberonics”), Sand Holdco PLC (“NewCo”) and Sorin S.p.A. (“Sorin”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations.  Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.  This communication does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

(“NewCo”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of Cyberonicsthat also constitutes a preliminary prospectus of NewCo (the “proxy statement/prospectus”).  A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN S.P.A. (“Sorin Group”), CYBERONICS, NEWCO, THE PROPOSED MERGER TRANSACTIONS INVOLVING CYBERONICS, SORIN AND NEWCO AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus (once it becomes available) and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations (for documents to be made available to  Cyberonics’ shareholders).

The release, publication or distribution of this press release in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this press release is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

Sorin, Cyberonics and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the preliminary proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC.  Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25, 2014  and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Safe harbor statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements can be identified by the use of forward-looking terminology, including "may," "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," or other similar words.  Statements contained in this press release are based on information presently available to us and assumptions that we believe to be reasonable.  We are not assuming any duty to update this information if those facts change or if we no longer believe the assumptions to be reasonable.  Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning growing the company and increasing our epilepsy and heart failure market penetration and sales growth, achieving a successful commercial launch our ProGuardian system, successfully re-designing the Centro generator, conducting and completing the ANTHEM-HFpEF clinical study, and closing our proposed transactions with Sorin.  Our actual results may differ materially.  Important factors that may cause actual results to differ include, but are not limited to:  continued market acceptance of the VNS Therapy System and sales of our products; the development and satisfactory completion of clinical studies; the achievement of regulatory approval for new products, including use of the VNS Therapy System for the treatment of other indications; satisfactory completion of the post-market registry required by the U.S. Food and Drug Administration as a condition of approval for the treatment-resistant depression indication; adverse changes in coverage or reimbursement amounts by the Centers for Medicare & Medicaid Services, state Medicaid agencies and private insurers; the presence or absence of intellectual property protection and potential patent infringement claims; maintaining compliance with government regulations; product liability claims and potential litigation; reliance on single suppliers and manufacturers for certain components; the accuracy of management's estimates of future expenses and sales; the potential identification of material weaknesses in our internal controls over financial reporting; and other risks detailed from time to time in our filings with the Securities and Exchange Commission (SEC); and factors relating to our proposed transactions with Sorin, including: the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics and Sorin to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and NewCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB) by Sorin; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.  The foregoing list of factors is not exhaustive.  For a detailed discussion of these and other cautionary statements, please refer to our most recent filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended April 25, 2014, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended July 25, 2014, October 24, 2014 and January 23, 2015.

Contact information

Greg Browne, CFO
Cyberonics, Inc.
100 Cyberonics Blvd.
Houston, TX 77058
Main:  (281) 228-7262
Fax:  (281) 218-9332
ir@cyberonics.com

CYBERONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	For the Thirteen Weeks Ended		For the Fifty-Two Weeks Ended
	April 24, 2015	April 25, 2014	April 24, 2015	April 25, 2014

Net sales	$74,071,606	$74,849,270	$291,557,998	$282,014,160
Cost of sales	7,594,738	7,424,605	27,310,869	27,354,891
Gross profit	66,476,868	67,424,665	264,247,129	254,659,269
Operating expenses:
Selling, general and administrative	30,414,581	32,274,361	123,618,907	120,641,897
Research and development	11,374,483	11,732,284	43,284,432	46,562,775
Sorin merger expenses	7,967,445	-	8,692,072	-
Litigation settlement	-	-	-	7,442,847
Total operating expenses	49,756,509	44,006,645	175,595,411	174,647,519
Income from operations	16,720,359	23,418,020	88,651,718	80,011,750

Other income (expense), net	143,301	(54,668)	642,359	(133,054)

Income before income taxes	16,863,660	23,363,352	89,294,077	79,878,696
Income tax expense	6,349,598	4,935,346	31,446,543	24,988,439

Net income	$10,514,062	$18,428,006	$57,847,534	$54,890,257

Basic income per share	$0.40	$0.69	$2.19	$2.02
Diluted income per share	$0.40	$0.68	$2.17	$2.00

Shares used in computing basic income per share	26,024,071	26,818,166	26,391,064	27,142,597
Shares used in computing diluted income per share	26,268,665	27,116,411	26,625,721	27,466,474

 CYBERONICS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited except where indicated)

	April 24, 2015	April 25, 2014
		(Audited)
ASSETS

Current Assets
Cash and cash equivalents	$124,187,094	$103,299,116
Short-term investments	27,019,597	25,028,957
Accounts receivable, net	50,569,375	50,674,041
Inventories	23,963,303	17,630,111
Deferred tax assets	7,198,727	17,208,365
Other current assets	7,782,875	6,590,612
Total Current Assets	240,720,971	220,431,202
Property, plant and equipment, net	40,286,676	39,534,873
Intangible assets, net	10,168,239	11,654,690
Long-term investments	17,126,927	15,944,427
Deferred tax assets	6,077,853	5,770,644
Other assets	1,563,529	855,558
Total Assets	$315,944,195	$294,191,394

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payables and accrued liabilities	$31,449,176	$29,897,697
Total Current Liabilities	31,449,176	29,897,697
Long-term Liabilities	7,921,288	5,193,853
Total Liabilities	39,370,464	35,091,550
Total Stockholders' Equity	276,573,731	259,099,844
Total Liabilities and Stockholders' Equity	$315,944,195	$294,191,394

CYBERONICS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Fifty-Two Weeks Ended
	April 24, 2015	April 25, 2014

Cash Flow From Operating Activities:
Net income	$57,847,534	$54,890,257
Non-cash items included in net income:
Depreciation	5,768,119	4,288,184
Amortization	1,486,450	1,314,309
Stock-based compensation	11,939,894	11,239,987
Deferred income tax	9,399,511	(5,200,888)
Deferred license revenue amortization	-	(1,467,869)

Unrealized loss (gain) in foreign currency transactions and other	(433,894)	72,287
Changes in operating assets and liabilities:
Accounts receivable, net	(2,654,488)	(10,656,327)
Inventories	(7,113,182)	254,190
Other current and non-current assets	(2,111,958)	(2,626,110)
Current and non-current liabilities	5,547,130	2,087,796
Net cash provided by operating activities	79,675,116	54,195,816
Cash Flow From Investing Activities:
Purchase of short-term investments	(31,984,889)	(39,984,639)
Maturities of short-term investments	30,088,978	29,990,389
Purchases of property, plant and equipment	(6,686,589)	(15,222,440)
Intangible asset purchases	-	(3,839,000)
Investment in equity securities	(1,182,500)	(5,356,225)
Net cash used in investing activities	(9,765,000)	(34,411,915)
Cash Flow From Financing Activities:
Purchase of treasury stock	(55,015,419)	(72,358,863)
Proceeds from exercise of options for common stock	3,184,093	9,737,212
Cash settlement of compensation-based stock units	(1,170,612)	(1,323,369)
Realized excess tax benefits – stock-based compensation	4,746,377	26,678,199
Net cash used in financing activities	(48,255,561)	(37,266,821)
Effect of exchange rate changes on cash and cash equivalents	(766,577)	73,464
Net increase (decrease) in cash and cash equivalents	20,887,978	(17,409,456)
Cash and cash equivalents at beginning of period	103,299,116	120,708,572
Cash and cash equivalents at end of period	$124,187,094	$103,299,116

RECONCILIATION BETWEEN GAAP AND NON-GAAP FINANCIAL MEASURES

(Unaudited)

The following tables set forth the reconciliation between U.S. GAAP and our non-GAAP financial measures for net sales, income from operations, net income and diluted income per share (unaudited):

	For the Thirteen Weeks Ended		For the Fifty-Two Weeks Ended
	April 24, 2015	April 25, 2014	April 24, 2015	April 25, 2014

Net sales	$74,071,606	$74,849,270	$291,557,998	$282,014,160
Single country order	-	(2,646,000)	-	(4,746,000)
License fee income	-	-	-	(1,467,869)
Adjusted non-GAAP net sales	$74,071,606	$72,203,270	$291,557,998	$275,800,291

Income from operations(1)	$16,720,359	$23,418,020	$88,651,718	$80,011,750
Asset impairments(2)	1,807,096	-	2,130,305	-
Merger expenses(3)	7,967,445	-	8,692,072	-
Litigation settlement	-	-	-	7,442,847
License fee income	-	-	-	(1,467,869)
Adjusted non-GAAP income from operations	$26,494,900	$23,418,020	$99,474,095	$85,986,728

Net income(4)	$10,514,062	$18,428,006	$57,847,534	$54,890,257
R&D tax credit adjustments	336,265	-	(1,301,733)	-
Tax adjustments(5)	-	(3,533,675)	1,296,452	(3,533,675)
Asset impairments	1,126,724	-	1,380,012	-
Merger expenses	4,967,702	-	5,630,724	-
Litigation settlement	-	-	-	4,776,075
License fee income	-	-	-	(920,869)
Adjusted non-GAAP net income	$16,944,753	$14,894,331	$64,852,989	$55,211,788

Diluted income per share(6)	$0.40	$0.68	$2.17	$2.00
R&D tax credit adjustments	0.01	-	(0.05)	-
Tax adjustments	-	(0.13)	0.05	(0.13)
Asset impairments	0.04	-	0.06	-
Merger expenses	0.19	-	0.21	-
Litigation settlement	-	-	-	0.17
License fee income	-	-	-	(0.03)
Adjusted non-GAAP diluted income per share(7)	$0.64	$0.55	$2.44	$2.01

(1)	Adjustments to income from operations are before tax, when applicable
(2)	We fully impaired assets associated with R&D projects that no longer factored into our product plans. We impaired PP&E, intangibles and inventory.
(3)	Merger expenses directly related to the proposed merger with Sorin.
(4)	Adjustments to net income are after tax, when applicable.
(5)
Other tax adjustments include the discrete tax expense associated with a change of international structure, a tax expense for a reserve for prior year international tax liabilities, offset by a tax benefit from a release of valuation allowance for our Belgium net operating losses.

(6)	Adjustments to diluted income per share are after tax, where applicable.
(7)	Numbers may be affected by rounding.

The following table sets forth the reconciliation between adjusted non-GAAP net income and our non-GAAP financial measure for adjusted EBITDA (unaudited):

	For the Thirteen Weeks Ended		For the Fifty-Two Weeks Ended
	April 24, 2015	April 25, 2014	April 24, 2015	April 25, 2014

Non-GAAP net income	$16,944,753	$14,894,331	$64,852,989	$55,211,788
Interest (income), net	(31,084)	(34,200)	(162,888)	(162,218)
Other (income) expense, net	(112,217)	88,868	(479,471)	295,272
Depreciation and amortization	2,781,548	1,452,739	7,254,569	5,602,493
Stock-based compensation	2,493,357	2,847,544	11,939,894	11,239,987
Income tax expense–with impact of non-GAAP items	9,693,448	8,469,021	35,263,465	30,641,886
Adjusted EBITDA	$31,769,805	$27,718,303	$118,668,558	$102,829,208